Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
December 31, 2013

	Three Months Ended December 31
	2013	2012
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$136,473	$125,098
Add:
Portion of rents representative of the interest factor	3,137	3,141
Interest on debt & amortization of debt expense	32,115	30,522
Income as adjusted	$171,725	$158,761
Fixed charges:
Interest on debt & amortization of debt expense(1)	$32,115	$30,522
Capitalized interest(2)	474	475
Rents	9,412	9,422
Portion of rents representative of the interest factor(3)	3,137	3,141
Fixed charges(1)+(2)+(3)	$35,726	$34,138
Ratio of earnings to fixed charges	4.81	4.65